Mayer Brown LLP 1999 K Street, N.W.
Washington, D.C. 20006-1101

August 24, 2012	Main Tel +1 202 263 3000
Main Fax +1 202 263 3300
www.mayerbrown.com

BY EDGAR	Amy W. Pershkow
Direct Tel +1 202 263 3336
Direct Fax +1 202 263 5336
apershkow@mayerbrown.com
Deborah O’Neal-Johnson
Senior Counsel
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	The Vantagepoint Funds File Nos. 333-60789 and 811-08941
Dear Ms. O’Neal-Johnson:
On behalf of the above-captioned registrant (the “Fund”), enclosed for your information and review are responses to the comments from the staff of the Securities and Exchange Commission (the “Commission”) you provided to us in our telephone call on August 15, 2012 (“Staff Comments”). This correspondence is being filed in electronic format today with the Commission. Our responses are also being incorporated into Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A under the Securities Act of 1933 (File No. 333-60789) and Post-Effective Amendment No. 41 to the Registration Statement under the Investment Company Act of 1940 (File No. 811-08941) (the “Amended Registration Statement”) expected to be filed with the Commission on or about August 24, 2012.
This letter is submitted to respond on a point-by point basis to the Staff Comments. Each of the Staff Comments is set forth below and is followed by the Fund’s response (with page references to the Amended Registration Statement as applicable). For reference we have attached copies of the relevant pages from the Amended Registration Statement reflecting the revisions noted.
STAFF COMMENTS FOLLOWED BY FUND RESPONSES
PROSPECTUS
Fund Fees & Expenses
1.	Confirm that there are no Shareholder Fees for the Vantagepoint Aggressive Opportunities Fund (“AOF”).
Response:

Ms. O’Neal-Johnson
Securities and Exchange Commission
August 24, 2012

     The are no Shareholder Fees for AOF as disclosed in AOF’s fee table on page 19 of the prospectus in the Amended Registration Statement.
2.	Why are the subadviser fees and total annual fund operating expenses for AOF being restated?
Response:
     As noted in footnote 1 to AOF’s Annual Fund Operating Expenses on page 19 of the prospectus in the Amended Registration Statement, the subadviser fees and total annual fund operating expenses for AOF are being restated to reflect AOF’s current fees. These fees are different from and lower than the fees disclosed for AOF in its May 1, 2012 registration statement as a result of the new investment subadvisory arrangements put in place for AOF effective August 27, 2012.
Investments, Risks, and Performance — Principal Investment Strategies
3.	Please explain how the capitalization range of the stocks in which AOF generally invests is expected to be that of the Russell Midcap Index when AOF’s principal investment strategy states that AOF invests, under normal circumstances, primarily in common stocks of small- to mid-capitalization U.S. and foreign companies (emphasis added).
Response:
     As of March 31, 2012, the capitalization range of the Russell Midcap Index was $126 million to $23.1 billion, which includes companies that AOF’s investment adviser believes to be small capitalization companies.
4.	Will the portion of AOF utilizing the indexed strategy be part of AOF’s principal investment strategy to invest primarily in common stocks of small- to mid-capitalization U.S. and foreign companies?
Response:
     The portion of AOF utilizing the indexed strategy will be part of AOF’s principal investment strategy to invest primarily in common stocks of small- to mid- capitalization U.S. and foreign companies.
5.	Please clarify the description of the “custom index” to be utilized by AOF in its indexed strategy.
Response:

Ms. O’Neal-Johnson
Securities and Exchange Commission
August 24, 2012

     The 5th paragraph of AOF’s Principal Investment Strategies has been revised to more clearly describe the custom index and this portion of AOF’s principal investment strategy. The revised paragraph appears on page 19 of the prospectus in the Amended Registration Statement and is as follows:
In the indexed portion of the Fund, the subadviser seeks to approximate the investment characteristics and performance of a custom version of the Russell Midcap Growth Index by investing in (or obtaining investment exposure to) stocks in the custom index. The Russell Midcap Growth Index measures the performance of the mid-cap growth segment of the U.S. equity universe and includes those Russell Midcap Index companies with higher price-to-book ratios and higher forecasted growth values. The custom version of the index is comprised of all of the stocks in the Russell Midcap Growth Index but unlike the Russell Midcap Growth Index, it is an equally-weighted index, meaning that each stock included in the custom index is represented equally instead of based on each company’s capitalization, using weighting and rebalancing rules determined by the Fund’s adviser. This portion of the Fund is rebalanced periodically (but not necessarily at the same time changes are made to the custom index).
Management — Subadvisers
6.	Please confirm that only subadvisers responsible for the day-to-day management of AOF’s portfolio are included in this section.
Response:
     The Amended Registration Statement lists only those subadvisers responsible for the day-to-day management of AOF’s portfolio as of August 27, 2012.
Statement of Additional Information
Credit Default Swaps
7.	Confirm that to the extent that AOF utilizes credit default swaps the notional value of the credit default swap will be covered for purposes of Section 18 of the Investment Company Act of 1940.
Response:
     AOF currently is not permitted to utilize credit default swaps. To the extent that it becomes permitted to do so, the Fund’s Derivatives Policies and Procedures requires all series of the Fund utilizing credit default swaps to “cover” the notional value of the credit default swap for Section 18 purposes.

Ms. O’Neal-Johnson
Securities and Exchange Commission
August 24, 2012

Concentration Policy
8.	Please confirm that AOF will not invest more than 25% of its net assets in any single industry.
Response:
AOF will not invest more than 25% of its net assets in any single industry.
*   *   *   *
The Fund hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Any questions regarding the above responses or the Amended Registration Statement should be directed to either Amy Ward Pershkow at (202) 263-3336 or Catherine Taulbee at (202) 962-4600 x4998.
Thank you for your attention to this filing.
Very truly yours,
/s/ Amy W. Pershkow
Amy W. Pershkow

cc:	Cathy Taulbee

Aggressive Opportunities Fund

Investment Objective
To offer high long-term capital appreciation.

Fund Fees & Expenses
The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)

Transaction fees	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage
of the value of your investment)

Management fees	0.10%
Subadviser fees[1]	0.36%
Other expenses	0.37%
Total annual fund operating expenses[1]	0.83%

[1]	Fees and expenses have been restated to reflect current fees and expenses.

Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	$85
3 years	$265
5 years	$461
10 years	$1,025

Portfolio Turnover
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 53% of the average value of its portfolio.

Investments, Risks, and Performance

Principal Investment Strategies: The Fund invests, under normal circumstances, primarily in common stocks of small- to mid-capitalization U.S. and foreign companies. One or more of the Fund’s subadvisers employing an “actively-managed” strategy seeks to select common stocks it believes offer the opportunity for high capital appreciation. In addition, a portion of the Fund invests in (or obtains exposure to) stocks included in a custom version of the Russell Midcap Growth Index, following an indexed or “passively managed” approach to investing. The range of stocks in which the Fund generally invests is expected to be that of the Russell Midcap Index.

The Fund also may invest in:

•	foreign equity securities (including those of issuers located in emerging market countries);
•	U.S. preferred stock; and
•	U.S. and foreign convertible securities.

The term “equity securities” refers to both common and preferred stock.

The Fund’s subadvisers that pursue active management may invest in a company’s preferred stock or convertible security for various reasons including when they believe the security type offers a higher risk-adjusted return opportunity than the company’s common stock. Preferred stocks tend to have lower credit ratings than bonds issued by the same entity. In addition, convertible bonds frequently have credit ratings that are below investment grade or are unrated.

In the indexed portion of the Fund, the subadviser seeks to approximate the investment characteristics and performance of a custom version of the Russell Midcap Growth Index by investing in (or obtaining investment exposure to) stocks in the custom index. The Russell Midcap Growth Index measures the performance of the mid-cap growth segment of the U.S. equity universe and includes those Russell Midcap Index companies with higher price-to-book ratios and higher forecasted growth values. The custom version of the index is comprised of all of the stocks in the Russell Midcap Growth Index but unlike the Russell Midcap Growth Index, it is an equally-weighted index, meaning that each stock included in the custom index is represented equally instead of based on each company’s capitalization, using weighting and rebalancing rules determined by the Fund’s adviser. This portion of the Fund is rebalanced periodically (but not necessarily at the same time changes are made to the custom index).

The Fund’s subadvisers may use futures and options to manage risk or to obtain or adjust investment exposure. The Fund’s subadvisers also may manage foreign currency risks by using forward currency contracts. Fund investments in derivative instruments are limited to 10% of the Fund’s net assets but normally will not exceed 5% of the Fund’s net assets.

Principal Investment Risks: There is no guarantee that the Fund will achieve its investment objective. You may lose money by investing in the Fund. The Fund’s principal investment risks are summarized below:

Stock Market Risk—Stock market risk is the possibility that the prices of equity securities overall will experience increased volatility and decline over short or extended periods. Markets tend to move in cycles, with periods of rising prices and periods of falling prices.

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